
The
COCO
Lifestyle
PLAY
GROW
CONNECT
INVEST
Creating
Dreams
Living
Them

INVEST IN **COCO GLOBAL**

Aiming to Create the World's Leading Lifestyle Property Chain

cocodevelopmentgroup.com Sheridan, WY

Highlights

1. Vertically integrated platform sourcing, developing, and operating lifestyle properties
2. 7 major developments under construction.
3. Grew from 0 to 400+ global team members within 18 months.

4 Previously, the minimum investment was $150,000. Now, you can invest with as little as $100.

Featured Investor



Omri BEN-CANAAN
Syndicate Lead

Follow

Invested $5,000

Serial Entrepreneur of 20+ Successful Companies.
thekedungufund.com

"As someone who manages a fund myself, I've seen a lot of projects come and go-but Coco's progress in Bali really caught my attention. In just 18 months, they've built something that usually takes developers many years, and they've done it in a way that feels sustainable and community-driven. It's rare to see a team that not only moves fast but also brings people along for the journey.When the opportunity came up to invest, it just made sense. I'm excited to be part of what they're building."

Team



Rasmus Holst CEO & Founder

Danish developer, investor, and serial entrepreneur Rasmus established Coco Development Group as the foundation of a world-leading lifestyle property chain, creating more than just properties—he's building communities that set the standard for luxury.

We started two short years ago, and we already have property projects under development.

400+
Properties

150+
Investors

7 Developments
in Construction

Welcome to COCO GLOBAL Inc.

COCO GLOBAL Inc. is not just building properties—we're creating lifestyle hubs. Designed for the modern resident, our spaces combine premium living, integrated work facilities, wellness amenities, curated community experiences, and real investment opportunities. We believe people deserve more than just a home. They deserve a way to live better while earning smarter.

Our journey began with Coco Development Group in Bali, where we proved our concept with over 400 properties developed in under two years. With a global team of more than 400 professionals, we brought dream living to life in one of the world's most sought-after destinations.

To take this proven model worldwide, we established COCO GLOBAL Inc. in the U.S. in 2024. The U.S. entity serves as our platform for scale, investment, and brand expansion. While currently separate from Coco Development Group, COCO GLOBAL Inc. plans to make the Bali-based company its subsidiary, unifying our operations under one global brand and giving investors access to the full value of our ecosystem.

Our long-term vision is to become the world's leading lifestyle property chain—a brand where living well and investing well go hand in hand. Think of it like owning shares in the growth of our entire portfolio, not just a single villa. With our early momentum, global team, and bold vision, we're just getting started.

The future of lifestyle living is here. Be a part of it.

COCO IS GROWING AT THE SAME RATE


AS REVOLUT AND UBER
$ 60M
$ 50M
$ 40M
$ 30M
$ 20M
$ 10M
$ 0M
0 months
6 months
12 months
18 months
24 months
COCO
Revolut
Uber
$ 30M
VALUATION
IN LESS THAN
18 MONTHS

In our first 18 months, we have grown our Coco Community from 0 to over 100,000+ people, and we want to create *the same opportunity Revolut did for their earliest supporters.*

Revolut The 433 early customers who invested $1,000 **are now millionaires.**

Previously, investing in Coco required **a minimum of $150,000.** Now, our Wefunder campaign allows our community of supporters to become a investor with **as little as $100.**

This way, all of our earliest supporters can have the chance to become *millionaires* when we reach our goal to become the leading lifestyle property chain in the world.

Why? Because...


The Hotel Experience Is Broken
hotels give people luxury, but **not community.**

Today's travelers want more than just beautiful spaces. They seek community, lifestyle amenities, and a sense of belonging.

Traditional hotels, despite their luxury, fail to deliver on these modern needs.


At Coco, You Get ...
LUXURY STAY
FITNESS AND WELLNESS HUBS
SOCIAL EXPERIENCES


DINING AND GATHERING
NETWORKING AND COMMUNITY BUILDING
All At Once.

Coco creates more than just properties—we're building lifestyle hubs that combine:

- Premium living spaces
- Integrated work facilities
- Wellness amenities
- Community events
- Investment opportunities

All designed to make residents feel truly at home while earning returns.

With Coco, it's like investing in real estate by *buying Airbnb shares* instead of *buying a villa*.


Projected return for Coco SAFE Note investor.*
$500M
$250M
$150M
$75M
~~$29M~~
$24M
$50M


2024
2025
Unrealized
2.1x Return
2026
Unrealized
3.1x Return
2027
Unrealized
6.3x Return
2028
Unrealized
10.4x Return
2029
Unrealized
20.8x Return
*Forward Looking Projections, Not Guaranteed.

This is our first community round and it could be the only time we allow smaller investments from our early supporters.


INVEST NOW
in the World's Next
Leading Lifestyle Property Chain

Unlock Investor Perks


BRONZE INVESTOR $2500+
2 Nights Free at Amazona
Coco Members Club
SILVER INVESTOR $5000+
5 Nights Free at Amazona
Spa Day Treatment
GOLD INVESTOR $10,000+
5 Nights Free at Any Coco Property
5-Star Dining
PLATINUM INVESTOR $25,000+
1 Week Free at Any Coco Property
Private Island Tour
DIAMOND INVESTOR $50,000+
5 Nights Free at Any Coco Property
Private Helicopter
ALL PERK TIERS ARE CUMULATIVE: THE MORE YOU INVEST, THE MORE PERKS YOU UNLOCK.

Every investment tier doesn't just build your portfolio – it opens doors to exclusive Bali experiences worth thousands of dollars.

🥉 **Bronze Investor ($2,500+)**

Worth $500, this perks tier starts your Coco journey with a luxurious 2-night escape at Amazona, and become a member of our exclusive Coco Members Club – your gateway to VIP events, special discounts, and a community of like-minded investors who love the finer things in life.

🥈 **Silver Investor ($5,000+)**

The next perk tier extends your stay to 5 unforgettable nights. Worth $950, your stay is also complemented with a rejuvenating spa day treatment at one of Bali's most prestigious wellness sanctuaries.

🥇 **Gold Investor ($10,000+)**

This is where luxury meets choice. As a gold investor you'll enjoy 5 nights at ANY Coco property in our portfolio (worth in total $1,500), paired with Bali's most spectacular dining experience with an underwater view worth $350.

🏆 **Platinum Investor ($25,000+)**

Elevate your experience with a full week (valued at $2,100) at the Coco property of your dreams. But that's not all – embark on a private island adventure for two ($600) at Menjangan, Bali's hidden marine paradise.

💎 **Diamond Investor ($50,000+)**

Experience the pinnacle of luxury with a week-long stay at any Coco property worth $2,100, plus a breathtaking $2,500 helicopter tour around the island for two. You'll be flying over Bali to see the island from an exclusive bird's-eye view unlike any other.

All perks are cumulative. The more you invest, the more experiences you unlock. **Each tier includes all previous tier benefits,** creating a complete luxury lifestyle package that grows with your investment.

Why Wefunder?

Government-regulated equity crowdfunding platform.

Market leader in the US equity crowdfunding landscape.

Raised $131.9M in 2023 alone.

Facilitates use of SAFE notes.

How does SAFE Note investing work on Wefunder?

A SAFE note is a financial instrument used in startup investing that allows investors to provide capital to a startup in exchange for a promise of future equity, hence the term Simply Agreement for Future Equity.

- **SAFE Note** stands for **S**imple **A**greement for **F**uture **E**quity.
- 80% of Silicon Valley startups like **Airbnb, Zapier, Stripe,** and **Coinbase** have used **SAFE Note** to raise capital.

You **get paid** when:

1. **We Sell the Company**
2. **We IPO on any stock exchange**
3. **New investors buy out your shares**
4. **You find a private buyer**


NOW
AFTER
US Entity
Indonesian Entity
US Parent Company
Indonesian Subsidiary
"We are currently undergoing the process of converting our Indonesian Company as the subsidiary of our US Entity."

We Create More Than Just Places to Stay

At Coco Development Group, we envision more. We're transforming the traditional hotel stay into a community experience—creating spaces that feel less like temporary accommodation and more like a second home. Our properties seamlessly integrate:

- Collaborative coworking spaces
- Modern fitness facilities
- Wellness and recovery areas
- Professional podcast studios
- Padel courts




Mario Prawira
COCO | COMMA
STREET FEEDING
#BACKTOBALI
coco

Combining Travelling & Investment

- We build loyalty through benefits and foster belonging through ownership. At Coco, you're not just a guest—you're home and part of something greater. SharesByCoco, our unique loyalty and rewards program, strengthens our community bonds.


Invest in profitable real estate **from $1,000**
Shares.
8% Cash Back From Day 1
INVEST IN HIGH PROFITABLE REAL ESTATE IN BALI FROM 1000$
What Is Shares
Get Started
Receive **8% cashback** on any Coco property


EARN AS YOU TRAVEL
Shares.
Explore Properties
Welcome To Shares
EXCLUSIVE BENEFITS
20% OFF
OF THE PRICE


Member Discount


Stay
Dine
Save
with our Coco Partner Network
S
Partner Network
To thank you for joining Coco, enjoy 15% off at any of our partner cafés and restaurants. Just show your Coco app at checkout. Welcome to better living!
get 20% off on all orders at Don Fernandino Restaurant. Dine-in or takeout—your choice! Don't miss out; offer ends 12/05/2024.
Enjoy 15% off your next coffee at Rio Café. Just show this notification at checkout! Offer valid through 02/11/2024.
FAQs
The First Investment App with Exclusive Lifestyle Benefits

COCO Properties


400+ Properties
150+ Investors
7 Developments in Construction

Since our founding, Coco has established itself as Bali's premier lifestyle brand. We've attracted hundreds of investors who have contributed more than $18 million in our first 18 months. **Our latest project garnered $10M+ in only one week.**

With projected revenue of $50-75 million by 2025 and plans for global expansion in 2026, we aim for a company valuation exceeding $500 million within the next five years.

Each property is thoughtfully designed with co-working spaces, wellness areas, gyms, and rooftop lounges. We create environments that enhance productivity while naturally fostering connections among residents.



Featured Properties
We only select properties with the highest income potential
3 Bedrooms Apartment
3 floors
Seseh, Bali
THE COCO MANSION
Cash-back through development period 8%
$145,000 USD
482 Investors
Annual ROI Estimate 10-14%
Completion Date Feb 28, 2026
Investment From $1000 USD
98%
6663 Shares Left
Get More Details
14 Apartments
3 floors
Seseh, Badung, Bali
COCO RESIDENTIAL LIVING
Cash-back through development period 8%
$145,000 USD
482 Investors
Annual ROI Estimate 10-14%
Completion Date Feb 28, 2026
Investment From $1000 USD
98%
6663 Shares Left
Get More Details
56 Apartments
3 floors
Bingin, Uluwatu, Bali
The Coco Lifestyle Resort
Cash-back through development period 8%
$145,000 USD
482 Investors
Annual ROI Estimate 10-14%
Completion Date Feb 28, 2026
Investment From $1000 USD
98%
6663 Shares Left
Get More Details

TheCocoLifestyle

Through TheCocoLifestyle, we bring our community together through dynamic events and activities:

- Networking events
- Sport tournaments
- Lifestyle magazine



TheCocoLifestyle
MAGAZINE
COCO


WORLD #1 TRAVEL DESTINATION

Our developments feature coworking spaces, wellness areas, rooftop lounges, and even community events like the Coco Padel Cup. We're building spaces that naturally connect residents with each other—and with nature.

Become Part of a Global, Purpose-Driven Community

This opportunity transcends traditional real estate investment—it's an invitation to join a growing lifestyle movement. As an investor, you're supporting both a forward-thinking real estate company and a global community initiative.


COCO

COMPANY VALUATION

Currently valued at $29 million, we're opening our doors to new investors. While previous participation required a minimum of $150,000, we now offer an exclusive opportunity to become a shareholder for as little as $100.

DEVELOPMENT PLAN.

Since launch, Coco Development Group has experienced rapid growth, initiating construction of over 200 luxury properties and building a strong global investor following. This new funding will accelerate our financing options, enhance marketing efforts, and expand our team to deliver

options, enhance marketing efforts, and expand our team to deliver outstanding projects globally.



With this new funding, we'll accelerate our financing options, increase marketing efforts, and expand our team to deliver more outstanding projects globally.

Together, we can create more than just places to live—we can create experiences worth living for.



Thank you for joining this journey!

Common Questions and Answers

What is the expected timeline for returns?

Our projected valuation milestones target $50M within 1.5 years, $150M in 3 years, and $250M in 4 years, reaching $500M within five years. These forward-looking projections are not guaranteed.

What is the minimum investment?

Investments start at $100 USD with no upper limit.

Why invest in COCO?

COCO represents more than real estate—it's a lifestyle investment. Bali's strong tourism demand, favorable climate, and vibrant expat community support robust rental yields and property value growth. Our developments in premium locations capitalize on these advantages, creating unique spaces that unite community, wellness, and investment potential.

For more information visit us at **www.cocodevelopmentgroup.com**.